UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2005, OR
\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company, the Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202


REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA

       THE PROFIT SHARING
       RETIREMENT PLAN OF THE
       PROCTER & GAMBLE
       COMMERCIAL COMPANY

       FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
       JUNE 30, 2005 AND 2004 AND SUPPLEMENTAL SCHEDULE
       AS OF JUNE 30, 2005, AND REPORT OF INDEPENDENT
       REGISTERED PUBLIC ACCOUNTING FIRM

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                           PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                      1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of
     June 30, 2005 and 2004                                                  2

   Statements of Changes in Net Assets Available for Benefits
     for the Years Ended June 30, 2005 and 2004                              3

   Notes to Financial Statements as of and for the Years Ended
     June 30, 2005 and 2004                                                 4-7


SUPPLEMENTAL SCHEDULE--                                                      8

   Form 5500, Schedule H, Part IV, Line 4i--Schedule of Assets
     (Held at End of Year) as of June 30, 2005                               9

   All other schedules required by Section 2520.103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To The Procter & Gamble Master
Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company (the "Plan") as of June 30, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/S/DELOITTE & TOUCHE LLP
------------------------
DELOITTE & TOUCHE LLP
December 21, 2005

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 2005 AND 2004
--------------------------------------------------------------------------------


                                                         2005            2004
ASSETS:
  Cash and cash equivalents                          $ 2,600,960     $ 2,353,942
  Investments-at fair value:
    The Procter & Gamble Company common stock         27,132,486      26,029,300
    The J.M. Smucker Company common stock                163,283         164,211
    Mutual funds                                      14,345,244      13,125,954
                                                     -----------     -----------
           Total cash equivalents and investments     44,241,973      41,673,407

  Company contributions receivable                     3,013,627       2,828,271
                                                     -----------     -----------
NET ASSETS AVAILABLE FOR BENEFITS                    $47,255,600     $44,501,678
                                                     ===========     ===========

See notes to financial statements.

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JUNE 30, 2005 AND 2004
--------------------------------------------------------------------------------


                                                         2005            2004
ADDITIONS:
  Investment income:
    Net (depreciation) appreciation in fair value
      of investments                                 $  (450,940)    $ 6,324,279
    Interest and dividend income                       1,048,667         454,491
                                                     -----------     -----------
           Net investment income                         597,727       6,778,770

  Company contributions (net of forfeitures)           2,999,813       3,112,826
                                                     -----------     -----------
           Total additions                             3,597,540       9,891,596
                                                     -----------     -----------
DEDUCTIONS-Benefits paid to participants                 843,618       2,548,821
                                                     -----------     -----------
NET INCREASE DURING THE YEAR                           2,753,922       7,342,775

NET ASSETS AVAILABLE FOR  BENEFITS:
  Beginning of year                                   44,501,678      37,158,903
                                                     -----------     -----------
  End of year                                        $47,255,600     $44,501,678
                                                     ===========     ===========
See notes to financial statements.

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED JUNE 30, 2005 AND 2004
--------------------------------------------------------------------------------

1.    PLAN DESCRIPTION

      The following description of The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

      GENERAL--The Plan is a defined contribution pension plan and is funded through contributions by The Procter & Gamble Commercial Company, Procter & Gamble Pharmaceuticals Puerto Rico, Inc. and Olay Company, Inc. (hereinafter collectively referred to as the "Plan Sponsors"). The Plan Sponsors are wholly-owned subsidiaries of The Procter & Gamble Company ("Company" or "P&G"). Substantially all employees of the Plan Sponsors are eligible to participate in the Plan upon completion of one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      CONTRIBUTIONS--The Plan Sponsors make contributions to the Plan each year based upon the amount of compensation and the years of service credited for each Plan participant, as defined by the Plan agreement, up to specified limitations. The Plan Sponsors' contributions are calculated by applying the relevant participation percentage to the total compensation, both as defined by the Plan. Participants are not permitted to make contributions to the Plan.

      The following schedule details the participation percentages by years of service.

                                                     Participation
      Years of Service                               Percentage

           1-3                                            8%
           4-6                                            9%
           7-8                                           10%
           9-10                                          11%
           11-12                                         12%
           13-14                                         13%
           15 or more                                    14%


      PARTICIPANT ACCOUNTS--Individual accounts are maintained for each Plan participant. Each participant's account is credited with an appropriate allocation of the Company's contributions and Plan earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      INVESTMENTS--Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds and Company common stock as investment options for participants.

      In May of 2002, certain of the Company's brands were spun-off to its shareholders and subsequently merged into The J.M. Smucker Company ("Smucker"). As a result, participants holding P&G common stock received one share of Smucker stock for each fifty shares of P&G common stock. The cost basis of P&G common stock prior to the Smucker spin-off was allocated between P&G common stock held and the Smucker common stock received. Participants are not permitted to purchase additional shares of Smucker.

      VESTING--Participants are vested 100% upon completion of five years of service. Participants are also 100% vested in their accounts upon termination for disability, early or normal retirement, death, and also upon attainment of 65 years of age, regardless of years of service.

      PAYMENT OF BENEFITS--On termination of service due to death, disability, termination, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a period not to exceed ten years after the date of death, termination, retirement, or disability.

      FORFEITURES--Participants who terminate service prior to vesting forfeit their account balance. Forfeited amounts are used to reduce the Company's annual contributions.

      STOCK SPLIT--In March 2004, the Company's Board of Directors approved a two-for-one stock split effective for common and preferred shareholders of record as of May 21, 2004. The financial statements, notes and other references to share data have been restated to reflect the stock split for all periods presented.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING--The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

      USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment securities including mutual funds and corporate stock. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

      INVESTMENT VALUATION AND INCOME RECOGNITION--The Plan's investments in common stock are valued at the closing price on established security exchanges. The Plan's investment funds (funds) are valued by the fund manager, JP Morgan Investment Management, Inc., based upon the fair value of the funds' underlying investments. Income from investments is recognized when earned and is allocated to each participant's account by the Plan's record keeper.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

      ADMINISTRATIVE EXPENSES--Administrative expenses of the Plan are paid by the Company as provided in the Plan document.

      BENEFITS PAYABLE--Distributions of benefits are processed on a daily basis; therefore, there were no benefits payable at June 30, 2005 and 2004.

3.    INVESTMENTS

      The Plan's investments at fair value that represented 5% or more of the Plan's net assets as of June 30, 2005 and 2004, are as follows:

                                                     2005          2004

      The Procter & Gamble Company common stock   $27,132,486   $26,029,300
      Oakmark Equity Income Fund                    8,164,042
      American Century Equity Index Fund            3,538,104     3,386,703
      J.P. Morgan Chase Bank Money Market Fund      2,600,922     2,287,152
      J.P. Morgan Chase Bank Diversified Fund                     7,550,463


      During the years ended June 30, 2005 and 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                              2005          2004

      Net (depreciation) appreciation in fair value of:
        Mutual funds                                      $  437,461    $1,772,239
        Common stock                                        (888,401)    4,552,040
                                                          ----------    ----------
      Net (depreciation) appreciation of investments      $ (450,940)   $6,324,279


4.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by J.P. Morgan Chase Bank. J.P. Morgan Chase Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid for the investment management services were included as a reduction of the return earned on each fund.

      At June 30, 2005 and 2004, the Plan held 514,360 and 478,128 shares, respectively, of The Procter & Gamble Company common stock with a cost basis of $17,236,539 and $15,070,316, respectively. During the years ended June 30, 2005 and 2004, the Company contributed $2,999,813 and $3,112,826, respectively, to the Plan on behalf of participating employees.

      During the years ended June 30, 2005 and 2004, the Plan recorded dividend income from The Procter & Gamble Company common stock of $522,845 and $428,855, respectively.

      During the years ended June 30, 2005 and 2004, the Plan's investment in common stock of The Procter & Gamble Company, including gains and losses on investments bought and sold as well as held during the year (depreciated) appreciated in value by $(898,911) and $4,529,223, respectively.

5.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Plan Sponsors have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become fully vested and the net assets of the Plan will be distributed to the participants in an order of priority determined in accordance with ERISA and its applicable regulations, and the Plan document.

6.    FEDERAL INCOME TAX STATUS

      The Plan is exempt from Puerto Rico income taxes under the provisions of
      Section 165(a) of the Puerto Rico Income Tax Act of 1954, as amended. The Internal Revenue Service has determined and informed the Company by a letter dated February 2, 2004, that the Plan and related trust were designed in accordance with applicable requirements of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the latest determination letters. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Puerto Rico Income Tax Act of 1954 and the IRC. Therefore, they believe that the Plan was qualified and tax-exempt as of June 30, 2005 and 2004 and no provision for income taxes has been reflected in the accompanying financial statements.

                                     ******

                              SUPPLEMENTAL SCHEDULE



THE PROFIT SHARING RETIREMENT PLAN OF THE
THE PROCTER & GAMBLE COMMERCIAL COMPANY

FORM 5500, SCHEDULE H, PART IV, LINE 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR )
JUNE 30, 2005
--------------------------------------------------------------------------------------

    Identity of Issue                Description of Investment              Fair Value

SHORT TERM INVESTMENTS:
  J.P. Morgan Chase Bank*            Liquified Cash                        $        38
  J.P. Morgan Chase Bank*            Money Market Fund                       2,600,922

THE PROCTER & GAMBLE COMPANY*        Common stock, $1.00 stated value
                                       514,360 shares (cost $17,236,539)    27,132,486

THE J.M. SMUCKER COMPANY             Common stock, no par value
                                       3,479 shares (cost $72,214)             163,283

MUTUAL FUNDS:
  J.P. Morgan Chase Bank*            Bond Fund                                 879,010
  J.P. Morgan Chase Bank*            International Equity Fund                 478,693
  American Century                   Equity Index Fund                       3,538,104
  Fidelity                           Dividend Growth Fund                      107,335
  Oakmark                            Equity Income Fund                      8,164,042
  Royce                              Low Price Stock Fund                    1,178,060
                                                                           -----------
TOTAL ASSETS                                                               $44,241,973
                                                                           ===========
* Party-in-interest.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.


                                        The Profit Sharing Retirement Plan
                                        of The Procter & Gamble Commercial
                                        Company



Date:  December 21, 2005               /S/ THOMAS J. MESS
                                        ------------------------------------
                                        Thomas J. Mess
                                        Secretary, Trustees of The Profit
                                        Sharing Retirement Plan of The
                                        Procter & Gamble Commercial Company



                                 EXHIBIT INDEX

Exhibit No.                                                         Page No.

      23                 Consent of Deloitte & Touche